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                                                           OMB APPROVAL
FORM 3                                                  OMB Number..3235-0104
                                                      Expires:December 31, 2001
                                                      Estimated average burden
                                                      hours per response 0.5
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940

1. Name and Address of Reporting Person

   Triad Petroleum, LLC
   c/o Salmonson Christopher R.
   1700 North Dixie Highway
   Boca Raton Florida 33432

2. Date of Event Requiring Statement (Month/Day/Year)

   09/14/00

3. IRS or Social Security Number of Reporting Person (Voluntary)


4. Issuer Name and Ticker or Trading Symbol

   Regenesis Holdings, Inc. "RGNS"

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)

   ( ) Form filed by One Reporting Person
   (X) Form filed by More than One Reporting Person

-----------------------------------------------------------------------------------------------------------------------------------
 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
-----------------------------------------------------------------------------------------------------------------------------------|
1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock, par value $.01               |96% of voting equity  |   I            | Held through Triad Petroluem, LLC, in which
                                            (1)                                      the Reporting Person beneficially owns a 50%
                                                                                     interest.
-----------------------------------------------------------------------------------------------------------------------------------|
*If form is filed by more than one reporting  person,  see Instruction  5(b)(v).                                              (over)
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.         SEC 1473 (7-96)


-----------------------------------------------------------------------------------------------------------------------------------
 Table II -- Derivative Securitites Beneficially Owned                                                                             |
-----------------------------------------------------------------------------------------------------------------------------------|
1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
                        |         |         |                       |         |          |             |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Series D Perferred Stock|         |         |  Common Stock, par    |   (1)   |  (1)     |      I      | Held through Triad        |
par value $.01                                   value $.01                                              Petroleum, LLC, in which
                                                                                                         the Reporting Person
                                                                                                         owns a 50% interest
-----------------------------------------------------------------------------------------------------------------------------------|
Warrants to purchase    |         |         |  Common Stock, par    | 750,000 |   $.10    |      D      |                          |
Common Stock (3)                                value $.01
-----------------------------------------------------------------------------------------------------------------------------------|



                                                   /s/ Triad Petroleum, LLC
                                                   ------------------------
                                                   Triad Petroleum, LLC
                                                   By:  Chris R. Slamonson

                                                   September 25, 2000
                                                   ------------------
                                                   Date


** Intentional  misstatements or omissions of facts constitute  Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

(1) Pursuant to a Share Sale and Contribution Agreement (the "Agreement") dated as of September 14, 2000, Triad Petroleum, LLC ("Triad") has a contractual right to acquire 96% of the voting equity of the Regenesis Holdings, Inc. through the sale of a combination of the Company's Common and convertible Preferred Stock. As the capital structure of the Company prior to the closing of the Triad transaction is subject to change, the precise number of shares of common and preferred stock that are anticipated to be issued to Triad are at present unknown.

(2) Reference is made to the statement on Schedule 13D, filed on the date hereof, in respect of the Common Stock, as it may be amended from time to time. Triad is jointly filing this Form 3 with Chris R. Salmonson, FuelAmerica, LLC, a Florida limited liability company ("Fuel America"), Robert L. Simmons and Rapture Holdings, Inc., a Florida corporation (collectively, the "Group Filers"). Mr. Salmonson is an officer of Triad and, jointly with his wife, is the sole owner of FuelAmerica, which itself owns 50% of the membership interests in Triad. Mr. Simmons owns, as sole shareholder of Rapture Holdings, Inc., the remaining 50% of the interests in Triad not held by Mr. Salmonson through FuelAmerica. The Group Filers each disclaim beneficial interest in the Common Stock held by another except to the extent that a member of the Group Filers has a "pecuniary interest" in such Common Stock. Mr. Salmonson disclaims beneficial ownership of his wife's interest in the Common Stock to the extent of her pecuniary interest therein.

(3) In connection with the Triad transaction, Triad was issued warrants to purchase 750,000 shares of the Company's Common Stock at an exersise price of $.10 per share of Common Stock as compensation for any amounts Triad expended on behalf of the Company in connection with the proposed transaction. Such warrants are only exercisable if the Triad transaction is not consummated, and, if exercised, would represent less than 10% of the Company's outstanding Common Stock.

Joint Filer Information

Name:                Triad Petroleum
Address:             c/o Triad Petroleum, LLC
                     700 North Dixie Highway
                     Boca Raton, Florida  33432

Designated Filer:    Triad Petroleum, LLC

Issuer & Ticker Symbol: Regenesis Holdings, Inc. (RGNS)

Date of Event
Requiring Statement: September 14, 2000

Signature:           /s/ Triad Petroleum
                        ---------------------
                     By: Chris Salmonson

Name:                FuelAmerica, LLC

Address:             Chris R. Salmonson
                     c/o Triad Petroleum, LLC
                     700 North Dixie Highway
                     Boca Raton, Florida  33432

Designated Filer:    Triad Petroleum, LLC

Issuer & Ticker Symbol: Regenesis Holdings, Inc. (RGNS)

Date of Event
Requiring Statement: September 14, 2000

Signature:           /s/ FuelAmerica, LLC
                     ---------------------
                     By: Chris R. Salmonson

Name:                Chris R. Salmonson

Address:             c/o Triad Petroleum, LLC
                     700 North Dixie Highway
                     Boca Raton, Florida 33432



Designated Filer:    Triad Petroleum, LLC

Issuer & Ticker Symbol: Regenesis Holdings, Inc. (RGNS)

Date of Event
Requiring Statement: September 14, 2000

Signature:           /s/ Chris R. Salmonson
                     ---------------------
                     By:  Chris R. Salmonson

Name:                Robert L. Simmons

Address:             c/o Triad Petroleum, LLC
                     700 North Dixie Highway
                     Boca Raton, Florida  33432

Designated Filer:    Triad Petroleum, LLC

Issuer & Ticker Symbol: Regenesis Holdings, Inc. (RGNS)

Date of Event
Requiring Statement: September 14, 2000

Signature:           /s/ Robert L. Simmons
                     ---------------------
                     By:  Robert L. Simmons


 Name:               Rapture Holdings, Inc.

 Address:            c/o Triad Petroleum, LLC
                     700 North Dixie Highway
                     Boca Raton, Florida  33432



Designated Filer:    Triad Petroleum, LLC

Issuer & Ticker Symbol:  Regenesis Holdings, Inc. (RGNS)

Date of Event
Requiring Statement:   September 14, 2000

Signature:           /s/ Rapture Holdings, Inc.
                     ---------------------
                     By:  Robert L. Simmons